

RICHMONT

REPORT TO THE SHAREHOLDERS


1


Three-Month Period Ended
March 31, 2004

For more information

Richmont Mines Inc.
1 Place-Ville-Marie
Suite 2130
Montreal, Quebec   Tel: (514) 397-1410
Canada H3B 2C6   Fax: (514) 397-8620

info@richmont-mines.com   Inscription: Toronto, AMEX

Ticker Symbol: RIC   **www.richmont-mines.com**



MANAGEMENT'S DISCUSSION AND ANALYSIS

MONTREAL, April 29, 2004 – Richmont Mines announces revenues of $6,882,221 for the first quarter ended March 31, 2004, compared with revenues of $9,695,650 for the same period of 2003. Primarily due to the fact that over 22,000 tons of ore extracted from the Beaufor Mine were not processed before the end of the quarter, gold sales declined from 17,528 ounces during the first quarter of 2003 to 12,183 ounces for corresponding quarter of 2004. Consequently, for this period, the Company reports a net loss of $1,122,160, or $0.07 per share, compared with net earnings of $197,760, or $0.01 per share, for the first quarter of 2003. Cash flow from operations before net change in non-cash working capital was $397,713 compared with $1,375,921 for the same period last year.

Production

During the first quarter of 2004, production at the Beaufor Mine was 9,817 ounces of gold compared with 12,004 ounces for the same period of 2003. A total of 76,000 tons of ore was extracted at the mine while only 58,687 tons grading 0.17 ounces of gold per ton were processed during the first quarter. The mill will be capable of processing this inventory along with the ore produced during the second quarter. Given the lower grades obtained during the first quarter and the appreciation of the Canadian dollar, the cash cost for the 6,962 ounces of gold sold was US$334 per ounce compared with US$244 for the 11,452 ounces sold during the first quarter of 2003. Production forecasts indicate that grades will improve as of the second quarter.

At the Hammerdown Mine, sales totalled 5,221 ounces of gold produced at a cash cost of US$323 compared with sales of 6,076 ounces at a cash cost of US$233 for the same period in 2003. This increase in the per-ounce cost is mainly attributable to lower grades, which averaged 0.33 ounces of gold per ton, compared with 0.43 ounces per ton for the first quarter of 2003. Since recent exploration work at the Hammerdown Mine has not identified additional reserves, the mine is scheduled to cease operations at the end of the second quarter of 2004 due to the depletion of its reserves.

Advanced exploration projects

East Amphi

The surface installations and the underground ramp portal have been completed at the East Amphi property. The ramp will be driven to a vertical depth of 650 feet to facilitate drilling in the main zone. The surface drilling currently under way will improve knowledge of the deposit near the surface. The objective of the exploration program, which is budgeted at $7 million for 2004, is to define a major portion of the 250,000 ounces of gold resources. Richmont Mines will then be in a position to evaluate its options to advance the East Amphi property into production.

Valentine Lake

Following the announcement of the exploration results on the Valentine Lake property in Newfoundland, Richmont Mines will initiate a second exploration program in June 2004, drilling an additional 10,000 feet. With zones located near surface, a high average grade and thicknesses of up to 40 feet, this is the most important project for Richmont Mines in Newfoundland.

Island Gold

Patricia Mining has received the authorizations required to initiate approximately $2.5 million in exploration work on the Island Gold project located near Wawa, Ontario. Upon completion of this program, Richmont Mines will review the project and will be entitled to bring this property into commercial production by investing up to $10 million in development work. The Company will thus obtain a 55% in this project, where Patricia Mining has identified resources of approximately 544,000 ounces of gold.

Outlook

Richmont Mines is actively pursuing the development of its mining assets while continuing to seek new gold projects. The Company has no long-term debt and, as of March 31, 2004, had working capital of $30 million. It has no hedging contracts for gold.

Louis Dionne
President

FINANCIAL DATA

	Three-month period ended March 31	
(CAN$)	**2004**	2003
Revenues	**6,882,221**	9,695,650
Net earnings (loss)	**(1,122,160)**	197,760
Net earnings (loss) per share	**(0.07)**	0.01
Cash flow from operations before net change in non-cash working capital	**397,713**	1,375,921
Average selling price of gold per ounce	**US$417**	US$371
Weighted average number of common shares outstanding	**16,180,063**	15,854,798

(CAN$)	**March 31, 2004**	December 31, 2003
Working capital	**30,289,788**	31,183,975

PRODUCTION AND SALES DATA

		Three month period ended March 31		
		Ounces of gold		**Cash cost**
	Year	**Production**	**Sales**	**(per ounce sold)**
Hammerdown	**2004**	**5,396**	**5,221**	**US$323**
	2003	7,657	6,076	US$233
Beaufor	**2004**	**9,817**	**6,962**	**US$334**
	2003	12,004	11,452	US$244
Total	**2004**	**15,213**	**12,183**	**US$329**
	2003	19,661	17,528	US$240

2003 average exchange rate: US$1 = CAN$1.40
2004 average exchange rate: US$1 = CAN$1.30

April 29, 2004   Richmont Mines Inc.

RICHMONT MINES INC.
CONSOLIDATED STATEMENTS OF EARNINGS
(Unaudited) (In Canadian dollars)

	Three months ended	
	March 31, 2004	March 31, 2003
	$	$
		(Restated)
REVENUES		
Precious metals	**6,608,467**	9,122,993
Other revenues	**273,754**	572,657
	6,882,221	9,695,650
EXPENSES		
Operating costs	**5,114,811**	5,760,077
Royalties	**101,319**	152,139
Administration *(note 2)*	**1,225,276**	659,364
Exploration and evaluation of projects *(note 3)*	**759,602**	1,684,762
Accretion expense of asset retirement obligations	**43,221**	36,958
Depreciation and depletion	**912,734**	826,538
	8,156,963	9,119,838
EARNINGS (LOSS) BEFORE OTHER ITEMS	**(1,274,742)**	575,812
MINING AND INCOME TAXES	**(176,380)**	155,621
	(1,098,362)	420,191
MINORITY INTEREST	**23,798**	222,431
NET EARNINGS (LOSS)	**(1,122,160)**	197,760
NET EARNINGS (LOSS) PER SHARE		
Basic	**(0.07)**	0.01
Diluted	**(0.07)**	0.01
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	**16,180,063**	15,854,798

RICHMONT MINES INC.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(Unaudited)		(In Canadian dollars)
	Three months ended	
	March 31, 2004	March 31, 2003
	$	$
		(Restated)
BALANCE, BEGINNING OF PERIOD	**13,252,364**	9,476,530
Changes in accounting policies	**-**	(880,398)
Restated balance	**13,252,364**	8,596,132
Net earnings (loss)	**(1,122,160)**	197,760
Redemption of shares	**(159,055)**	-
BALANCE, END OF PERIOD	**11,971,149**	8,793,892

RICHMONT MINES INC.
CONSOLIDATED BALANCE SHEETS

		(In Canadian dollars)
	March 31, 2004	December 31, 2003
	$	$
	(Unaudited)	(Audited)
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	**26,002,445**	29,083,879
Short-term investments *(note 4)*	**1,000,000**	1,000,000
Accounts receivable	**2,894,572**	3,203,269
Inventories *(note 5)*	**5,426,787**	2,848,758
	35,323,804	36,135,906
SECURITY DEPOSITS	**1,456,061**	1,286,061
PROPERTY, PLANT AND EQUIPMENT	**15,552,548**	14,938,778
FUTURE MINING AND INCOME TAXES	**1,134,452**	1,134,452
	53,466,865	53,495,197
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued charges	**4,779,413**	3,507,213
Mining and income taxes payable	**254,603**	1,444,718
	5,034,016	4,951,931
ASSET RETIREMENT OBLIGATIONS	**3,250,750**	3,207,529
MINORITY INTEREST	**1,064,626**	1,055,917
FUTURE MINING AND INCOME TAXES	**549,745**	672,061
	9,899,137	9,887,438
SHAREHOLDERS' EQUITY		
Capital stock *(note 6)*	**28,767,804**	28,189,056
Contributed surplus	**2,828,775**	2,166,339
Retained earnings	**11,971,149**	13,252,364
	43,567,728	43,607,759
Commitments *(note 7)*		
Contingency *(note 8)*		
	53,466,865	53,495,197

RICHMONT MINES INC.
CONSOLIDATED STATEMENTS OF CASH FLOW

(Unaudited) (In Canadian dollars)

	Three months ended	
	March 31, 2004	March 31, 2003
	$	$
		(Restated)
CASH FLOW USED IN OPERATIONS		
Net earnings (loss)	**(1,122,160)**	197,760
Adjustments for:		
Depreciation and depletion	**912,734**	826,538
Stock-based compensation	**662,436**	71,596
Accretion expense of asset retirement obligations	**43,221**	36,958
Write-down of short-term investments	**-**	20,638
Minority interest	**23,798**	222,431
Future mining and income taxes	**(122,316)**	-
	397,713	1,375,921
Net change in non-cash working capital	**(2,164,610)**	(4,492,366)
	(1,766,897)	(3,116,445)
CASH FLOW USED IN INVESTMENTS		
Security deposits	**(170,000)**	-
Beaufor Mine	**(152,770)**	(138,562)
East Amphi property	**(1,255,518)**	-
Other investments	**(118,216)**	(108,229)
	(1,696,504)	(246,791)
CASH FLOW FROM FINANCING ACTIVITIES		
Issue of common shares	**646,893**	597,520
Redemption of common shares	**(227,200)**	-
Redemption of shares by a subsidiary	**(37,726)**	-
	381,967	597,520
Net decrease in cash and cash equivalents	**(3,081,434)**	(2,765,716)
Cash and cash equivalents, beginning of period	**29,083,879**	19,473,235
Cash and cash equivalents, end of period	**26,002,445**	16,707,519

Cash and cash equivalents comprise cash and short-term investments with original maturity dated of less than 90 days.

April 29, 2004

RICHMONT MINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three-month period ended March 31, 2004 and 2003
(Unaudited)

Richmont Mines Inc. (the « Company »), incorporated under Part 1A of the Quebec Companies Act, is engaged in mining, exploration and development of mining properties, principally gold.

1. SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements. Accordingly, these interim financial statements should be read in conjunction with the most recent annual financial statements.

2. ADMINISTRATION

	Three months ended	
	March 31, 2004	March 31, 2003
	$	$
Stock-based compensation	**662,436**	71,596
General cost	**562,840**	587,768
	1,225,276	659,364

3. EXPLORATION AND EVALUATION OF PROJECTS

	Three months ended	
	March 31, 2004	March 31, 2003
	$	$
Beaufor Mine	**249,047**	250,090
Hammerdown Mine	**162,941**	99,624
Valentine Lake property	**236,254**	-
Wasamac property	**143,289**	119,054
Francoeur Mine	**-**	1,174,562
Other properties	**175,058**	-
Evaluation of projects	**6,960**	41,432
	973,549	1,684,762
Exploration tax credit	**(213,947)**	-
	759,602	1,684,762

April 29, 2004   Richmont Mines Inc.

Three-month period ended March 31, 2004 and 2003
(Unaudited)

4.   SHORT-TERM INVESTMENTS

Short-term investments include investments in shares of publicly-traded companies and short-term investments with an original term of more then 90 days, but no longer than one year. The fair market value is $1,080,000 as at March 31, 2004 ($1,540,000 as at December 31, 2003).

5.   INVENTORIES

	March 31, 2004	December 31, 2003
	$	$
		(Audited)
Precious metals	2,274,462	801,706
Ore	1,701,363	625,900
Supply	1,450,962	1,421,152
	5,426,787	2,848,758

6.   CAPITAL STOCK

Authorized: Unlimited number of common shares, no par value

	March 31, 2004		December 31, 2003	
	Number of shares	Amount $	Number of shares	Amount $
			(Audited)	
Issued and paid: Common shares				
Balance, beginning of period	16,073,653	28,189,056	15,747,300	26,740,292
Issue of shares a)	187,000	646,893	441,653	1,647,656
Redemption of shares b)	(38,500)	(68,145)	(115,300)	(198,892)
Balance, end of period	16,222,153	28,767,804	16,073,653	28,189,056

a) Issue of shares

During the three-month period ended March 31, 2004, the Company issued, through the exercise of stock options, 187,000 common shares for a cash consideration of $646,893. In 2003, the Company issued 441,653 common shares for a cash consideration of $1,647,656.

b) Redemption of shares

During the period, the Company redeemed 38,500 common shares for $227,200 in cash. In 2003, the Company redeemed 115,300 common shares for $577,201 in cash. Those transactions reduced retained earnings by $159,055 in 2004 and $378,309 in 2003.

RICHMONT MINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Three-month period ended March 31, 2004 and 2003
(Unaudited)

6.   CAPITAL STOCK (CONTINUED)

c) Stock Option Purchase Plan

The Company offers a Stock Option Purchase Plan under which options to acquire common shares may be granted to its directors, officers, employees and non-employees. According to this plan, established in 1995 and amended in 1997, in 2002 and in 2003, the Company may grant options for up to 4,444,400 common shares. The exercise price of each option is the market price of the Company's stock on the date of grant and the maximum term of the granted options is 10 years.

A summary of the status, as of March 31, 2004 and December 31, 2003, of the Company's Stock Option Purchase Plan, and changes during the period and the year then ended, is presented below:

| | **March 31, 2004** | | December 31, 2003 | |
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
			(Audited)	
Options outstanding, beginning of period	**1,745,500**	**3.84**	1,903,900	3.53
Granted	**290,000**	**6.60**	155,000	4.87
Exercised	**(187,000)**	**3.52**	(300,900)	2.47
Cancelled or expired	**(20,000)**	**6.60**	(12,500)	2.28
Options outstanding, end of period	**1,828,500**	**4.28**	1,745,500	3.84
Exercisable options, end of period	**1,451,500**	**4.08**	1,459,500	3.71

The following table summarizes information about the Stock Options Plan at March 31, 2004:

| Exercise prices | **Options outstanding at March 31, 2004** | | | **Exercisable options at March 31, 2004** | |
	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number of options	Weighted average exercise price $
$1.65 to $2.50	373,500	2.0	1.77	363,500	1.75
$3.10 to $4.42	245,000	3.3	3.73	142,000	3.42
$4.60 to $6.60	1,210,000	3.9	5.17	946,000	5.07
	1,828,500	**3.4**	**4.28**	**1,451,500**	**4.08**

April 29, 2004 — Richmont Mines Inc.

RICHMONT MINES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Three-month period ended March 31, 2004 and 2003
(Unaudited)

6.   **CAPITAL STOCK (CONTINUED)**

   c)   **Stock Option Purchase Plan (continued)**

   During the three-month period ended March 31, 2004, the Company allocated 290,000 stock options to senior executives and management. The weighted average fair value of these stock options at the allocation date, calculated using the Black & Scholes option pricing model, is $3.23. For the period ended March 31, 2004, the compensation cost recorded in expenses for the allocation of stock-based compensation for the benefit of employees is $662,436 ($71,596 in 2003). The same amounts were credited to contributed surplus for these allocations. The costs were calculated using the Black & Scholes option pricing model with the following assumptions:

	March 31, 2004	March 31, 2003
Risk-free interest rate	**4.0%**	4.0%
Expected life	**4 years**	4 years
Expected volatility	**60%**	60%
Expected dividend yield	**0.0%**	0.0%

   d)   **Other stock options**

	March 31, 2004		December 31, 2003	
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
			(Audited)	
Options outstanding, beginning of period	**100,000**	**2.00**	180,000	3.42
Exercised	**-**	**-**	(80,000)	5.20
Options outstanding, end of period and exercisable	**100,000**	**2.00**	100,000	2.00

   As at March 31, 2004, the other 100,000 stock options have an exercise price of $2.00 and a weighted average remaining life of 1.0 year.

7.   **COMMITMENTS**

   The Company is subject to pay royalties on the production of the Hammerdown and Beaufor mines and on that of other properties if they are brought into commercial production.

   The Company will do exploration work for up to $6,000,000 on the East Amphi property during 2004.

8. CONTINGENCY

Since an agreement was signed in July 2001 with the Quebec Ministry of Natural Resources, the amounts of government assistance recorded in earnings and as a reduction of the cost of property, plant and equipment are $2,125,756 and $574,244, respectively. This assistance may become repayable under certain conditions. It is not currently possible to determine the amount of such repayment, if any, and, accordingly, no provision has been recorded in these financial statements.

9. COMPARATIVE FIGURES

Certain comparative figures provided for the period ended March 31, 2003 have been reclassified to conform with the presentation adopted for the period ended March 31, 2004.

10. INFORMATION BY SEGMENT

The Company operates gold mines at different sites in Quebec and Newfoundland. These sites are managed separately given their different locations. The Company assesses the performance of each segment based on earnings (loss) before other items.

Three-month period ended March 31, 2004 and 2003
(Unaudited)

10. INFORMATION BY SEGMENT (CONTINUED)

	Three months ended March 31, 2004			
	Quebec $	Newfoundland $	Corporate and other $	Total $
Revenues	3,906,063	2,827,333	148,825	6,882,221
Mining operation and other expenses	3,077,671	2,202,688	1,204,268	6,484,627
Exploration and evaluation of projects	317,449	390,072	52,081	759,602
Depreciation and depletion	146,071	730,983	35,680	912,734
Earnings (loss) before other items	364,872	(496,410)	(1,143,204)	(1,274,742)
Acquisition of property, plant and equipment	178,437	-	1,348,067	1,526,504
Current assets	6,061,039	1,978,603	27,284,162	35,323,804
Security deposits	1,237,061	30,000	189,000	1,456,061
Property, plant and equipment	4,464,332	1,554,651	9,533,565	15,552,548
Future mining and income taxes	424,299	-	710,153	1,134,452
Total assets	12,186,731	3,563,254	37,716,880	53,466,865

	Three months ended March 31, 2003			
	Quebec $	Newfoundland $	Corporate and other $	Total $
	(Restated)			
Revenues	6,141,943	3,171,560	382,147	9,695,650
Mining operation and other expenses	3,969,333	2,000,623	638,582	6,608,538
Exploration and evaluation of projects	250,295	99,624	1,334,843	1,684,762
Depreciation and depletion	167,503	635,943	23,092	826,538
Earnings (loss) before other items	1,754,812	435,370	(1,614,370)	575,812
Acquisition of property, plant and equipment	236,716	-	10,075	246,791
December 31, 2003 *(audited)*				
Current assets	5,182,808	1,473,211	29,479,887	36,135,906
Security deposits	1,237,061	30,000	19,000	1,286,061
Property, plant and equipment	4,431,964	2,285,634	8,221,180	14,938,778
Future mining and income taxes	424,299	-	710,153	1,134,452
Total assets	11,276,132	3,788,845	38,430,220	53,495,197

Interim Certificates

I, Louis Dionne, President and Chief Executive Officer of Richmont Mines Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Richmont Mines Inc., (the issuer) for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with the respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuers, as of the date and for the periods presented in the interim filings.

Date: April 29, 2004

Louis Dionne (signed)
Louis Dionne
President and Chief Executive Officer

Interim Certificates

I, Jean-Yves Laliberté, Vice President, Finance and Chief of Finance of Richmont Mines Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Richmont Mines Inc., (the issuer) for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with the respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuers, as of the date and for the periods presented in the interim filings.

Date: April 29, 2004

Jean-Yves Laliberté (signed)
Jean-Yves Laliberté, CA
Vice President, Finance and Chief of Finance

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of _____ April 2004 _____

<u>RICHMONT MINES INC.</u>
(Name of Registrant)

<u>110, avenue Principale, Rouyn-Noranda, Quebec   J9X 4P2</u>
(Address of principal executive offices)

1.   On April 29, 2004, Richmont Mines Inc. issued a Quarterly report - THE REPORT TO THE SHAREHOLDERS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2004. This report is filed solely for the purpose of filing a copy of the nine-month period report attached hereto.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>xxx</u> Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes <u> </u> No <u>xxx</u>

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

<u>Richmont Mines Inc. -- SEC File No. 0-28816</u>
(Registrant)

Date <u>04/04/29</u>   By <u> Jean-Yves Laliberté (signed)   </u>
                    Jean-Yves Laliberté, Vice President, Finance